UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: September 21, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CONTINUING CONNECTED TRANSACTIONS

AND

DISCLOSEABLE TRANSACTION

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳) at 9:00 a.m. on Thursday, 27 October 2016. The notice of EGM and a proxy form for the EGM have been despatched on 9 September 2016 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com).

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

21 September 2016

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Annual Caps”	means the proposed annual caps for deposit services provided by the Eastern Air Finance Entities to the Group pursuant to the Financial Services Renewal Agreement for each of the three years ending 31 December 2017, 2018 and 2019, respectively, which is subject to Independent Shareholders’ approval at the EGM;

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“Catering Services Renewal Agreement”	has the meaning as set out under the section headed “Catering Services Renewal Agreement” in this circular;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the Latest Practicable Date;

“CEA Holding Group”	means CEA Holding and its subsidiaries;

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Ltd.), a wholly-owned subsidiary of CEA Holding;

“CES Finance Entities”	means CES Finance and its subsidiaries;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Directors”	means the directors of the Company;

DEFINITIONS

“Eastern Air Catering Company”	東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), which, as at the Latest Practicable Date, is directly interested as to 55% by, and is thus an associate of, CEA Holding;

“Eastern Air Catering Entities”	means Eastern Air Catering Company and its subsidiaries;

“Eastern Air Finance Company”	means 東航集團財務有限責任公司 (Eastern Air Group Finance Co., Ltd.), which, as at the Latest Practicable Date, is directly interested as to approximately 53.75% by, and is thus an associate of, CEA Holding;

“Eastern Air Finance Entities”	means Eastern Air Finance Company and its subsidiaries;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, among others, the Financial Services Renewal Agreement;

“Existing Catering Services Agreement”	means the catering services agreement dated 30 August 2013 entered into between Eastern Air Catering Company and the Company, details of which are found in the paragraphs headed “Catering Services Renewal Agreement” on pages 14 to 16 of the Company’s announcement dated 30 August 2013 and the Company’s circular dated 25 September 2013;

“Existing Continuing Connected Transactions”	means the existing continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the announcement of the Company dated 30 August 2013 and the circular of the Company dated 25 September 2013;

“Existing Financial Services Agreement”	means the financial services agreement dated 30 August 2013 entered into between Eastern Air Finance Company, CES Finance and the Company, details of which are found in the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 11 of the Company’s announcement dated 30 August 2013 and the Company’s circular dated 25 September 2013;

“Financial Services Renewal Agreement”	has the meaning as set out under the section headed “Financial Services Renewal Agreement” in this circular;

DEFINITIONS

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps;

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associate(s), if any;

“Latest Practicable Date”	means 15 September 2016, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Renewed Continuing Connected Transactions”	means the renewed continuing connected transactions of the Company with the CEA Holding Group as more particularly described in the sections headed “Property Leasing Renewal Agreement”, “Financial Services Renewal Agreement”, “Import and Export Services Renewal Agreement”, “Catering Services Renewal Agreement”, “Complementary Services Renewal Agreement” and “Advertising Services Renewal Agreement” of the Company’s announcement dated 30 August 2016;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

DEFINITIONS

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	means the 上海証券交易所股票上市規則 (Rules Governing Listing of Stocks on Shanghai Stock Exchange);

“Shareholder(s)”	means the shareholder(s) of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“%”	means per cent.

LETTER FROM THE BOARD

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Xu Zhao	(Director)	Shanghai
Gu Jiadan	(Director)	PRC
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)	Head office:
Tian Liuwen	(Director, Vice President)	92 Konggang 3rd Road
Changning District
Independent non-executive Directors:		Shanghai
Li Ruoshan		PRC
Ma Weihua
Shao Ruiqing		Principal place of business in Hong Kong:
Cai Hong Ping		Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

21 September 2016

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

AND

DISCLOSEABLE TRANSACTION

1.	INTRODUCTION

References are made to the announcement of the Company dated 30 August 2016 in relation to the Renewed Continuing Connected Transactions and the notice of EGM dated 9 September 2016.

LETTER FROM THE BOARD

In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into the respective renewed agreements relating to the Existing Continuing Connected Transactions.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant percentage ratios applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions together with the Annual Caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% but be less than 25%, they also constitute discloseable transactions pursuant to the Listing Rules and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with, among other things, (i) further information relating to the deposit services and the transactions contemplated under the Financial Services Renewal Agreement; (ii) a letter of recommendation from the Independent Board Committee to Independent Shareholder regarding, among other things, the provision of deposit services under the Financial Services Renewal Agreement; (iii) a letter of advice by Octal Capital to the independent Board Committee and the Independent Shareholder regarding, among other things, the provision of deposit services under the Financial Services Renewal Agreement; and (iv) further information relating to the loan and financing services under the Financial Services Renewal Agreement and the Catering Services Renewal Agreement, which are required to be approved by Independent Shareholders at EGM pursuant to Shanghai Listing Rules.

2.	FINANCIAL SERVICES RENEWAL AGREEMENT

Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China and the China Banking Regulatory Commission. Eastern Air Finance Company is principally engaged in providing financial services to group companies of CEA Holding.

CES Finance is principally engaged in industry investment, real estate investment and development, investment management, corporate property trust management, investment consultant (excluding broker), sales of metal materials, chemical products (excluding hazardous products) and edible agricultural products, import and export of cargo and technology, development of computer software, property management and agency for transportation of cargo.

Please refer to the paragraphs headed “Financial Services Renewal Agreement” on pages 7 to 11 of the Company’s announcement dated 30 August 2013 and the Company’s circular dated 25 September 2013, for the background and history of the Existing Financial Services Agreement.

LETTER FROM THE BOARD

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Financial Services Agreement with Eastern Air Finance Company and CES Finance, on substantially the same terms, pursuant to which Eastern Air Finance Company and its subsidiaries (each an “Eastern Air Finance Entity” and collectively the “Eastern Air Finance Entities”) and CES Finance and its subsidiaries (each a “CES Finance Entity” and collectively the “CES Finance Entities”) agreed from time to time provide the Group with a range of financial services including: (i) deposit services by the Eastern Air Finance Entities; (ii) loan and financing services by the Eastern Air Finance Entities; and (iii) other financial services such as: (a) the provision of services such as trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) the provision of services such as broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed) (the “Financial Services Renewal Agreement”).

2.1	Term

The Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Financial Services Agreement will be terminated.

2.2	Pricing

Under the Financial Services Renewal Agreement:

(a)	The respective Eastern Air Finance Entity shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant rates set by the People’s Bank of China for similar deposits, which are publicly available on the website of the People’s Bank of China. The interest rates shall be negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions;

(b)	The respective Eastern Air Finance Entity shall provide loan and financing services to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China for Similar Services, which are publicly available on the website of the People’s Bank of China. The interest rates shall be negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions;

LETTER FROM THE BOARD

(c)	In respect of the provision of all types of other financial services, such as the provision of trust loans, financial guarantees, credit references and broker services for future products (e.g. crude oil, foreign exchange and national debt), the fees and charges payable by the relevant member(s) of the Group to the respective Eastern Air Finance Entity and CES Finance Entity shall be determined by reference to the applicable standard fees and charges, which are publicly available information, as specified by regulatory authorities such as the People’s Bank of China from time to time, and if no such standard fees and/or charges have been specified by any regulatory authorities such as the People’s Bank of China for the particular services, such services shall be provided by the respective Eastern Air Finance Entity and CES Finance Entity on terms no less favourable than terms available from independent third-party commercial banks or broker companies in the PRC, such as Industrial and Commercial Bank of China and China Construction Bank. The fees and charges payable shall be negotiated on arm’s length basis and determined by market principles and by reference to the fees and charges set by independent third-party financial institutions. The fees and charges, together with other details in respect of each specific transaction for the particular services, will then be recorded in separate implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity in the performance of the Financial Services Renewal Agreement;

(d)	The maximum balance of the Group’s deposits in the Eastern Air Finance Entities shall not be more than the maximum outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group; and

(e)	The average daily balance of the Group’s deposits in the Eastern Air Finance Entities in each financial year shall not be more than the average daily outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group in that particular financial year.

The service charges pursuant to the Financial Services Renewal Agreement are payable by the Group in accordance with the particular circumstances of the utilisation of each service.

In respect of the deposit services and loan and financing services, when assessing compliance with the pricing policy as set out in the Financial Services Renewal Agreement, the “maximum deposits balance” refers to the upper threshold limit in respect of the Group’s deposits in the Eastern Air Finance Entities for each financial year; and the “maximum outstanding loans balance” refers to the upper threshold limit in respect of the loan services received by the Group for each financial year. In practice, the actual outstanding balance of the Group’s deposits in the Eastern Air Finance Entities may exceed the actual outstanding loan balance provided by the Eastern Air Finance Entities. The Company will from time to time monitor the actual balance amount in respect of the deposit and loan services to ensure that such amounts will not exceed the corresponding upper threshold limit (being the “maximum deposits balance” and the “maximum outstanding loans balance”) as set out in the Financial Services Renewal Agreement.

In respect of deposit services and loan and financing services, the interests on deposits and the expenses on loans are payable on a quarterly basis. In respect of other financial services, the service fees and charges are payable based on the actual amount incurred of each transaction as specified in the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity. The payment terms are in line with market practice.

LETTER FROM THE BOARD

With regard to the deposit services, Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the People’s Bank of China for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entities, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third-party banks or financial institutions in making its choice of service provider. With regard to the deposit services and loan and financing services, the Company’s finance department will check the relevant rates set by the People’s Bank of China for similar services and compare with the rates provided by at least two other independent third-party commercial banks or financial institutions when deposit services and loans and financing services are needed by the Group.

To further safeguard the Group’s fund security, the Company’s finance department shall obtain and review the latest audited annual report of Eastern Air Finance Company to assess the risk before the deposits are actually made by the Company. During the period the deposits are placed with the Eastern Air Finance Entity, the Company’s finance department shall have access to and review the financial reports of Eastern Air Finance Company regularly to assess the risk of the Group’s deposits in the Eastern Air Finance Entities. In addition, Eastern Air Finance Company will inform the Company’s finance department the balance of the Group’s deposits in the Eastern Air Finance Entities and the balance of loans provided by the Eastern Air Finance Entities to the Group on a monthly basis. The finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the People’s Bank of China for similar deposits and loan and financing services and the policy promulgated by the People’s Bank of China to ensure that each transaction is conducted in accordance with the pricing policy above under the Financial Services Renewal Agreement.

In respect of other financial services, the Company’s finance department will check the standard fees and charges as specified by PRC regulatory authorities and, if necessary, the fees and charges provided by independent third-party commercial banks or broker companies in the PRC and compare with the fees and charges provided by Eastern Air Finance Entity and CES Finance Entity in accordance with the implementation agreement(s) between the relevant member(s) of the Group and the respective Eastern Air Finance Entity and CES Finance Entity to ensure the service fees and charges will be no less favourable to the Company than terms available from other commercial banks and broker companies. Moving forward, the Company expects to obtain at least two or more offers before deciding to choose the Eastern Air Finance Entity, the CES Finance Entity or other commercial bank or financial institution as service provider.

LETTER FROM THE BOARD

2.3	Reasons for and benefits of the transaction

Through the long-term cooperation between the Group and Eastern Air Finance Entities in respect of deposit services and loan and financing services, the transactions under the Financial Services Renewal Agreement will satisfy the business needs of the Company, strengthen the centralized management and effectiveness in the utilisation of the Company’s funds and ensure effective development of the Company’s business. Under the Financial Services Renewal Agreement, (i) the Group will receive interest on its monies deposited with the respective Eastern Air Finance Entity at rates which are no less favourable than the relevant rates set by the People’s Bank of China, resulting in an increase in the Company’s capital gain; (ii) the Group will be able to obtain loans and financing from the respective Eastern Air Finance Entity with priority at interest rates not higher than the relevant rates set by the People’s Bank of China, the Company can obtain funds promptly and effectively and the financial expenses will be reduced. The loan extension cycle of CES Finance Entities is short, therefore loans can be extended in one day; and (iii) Eastern Air Finance Company, which provides the services of fund clearing platform to the Company, helps to strengthen the centralized management of funds and reduce the transit time of funds.

Further, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits. The ownership of such deposits remains with the Group and does not pass to the Eastern Air Finance Entities. In addition, the rules and regulations promulgated by China Banking Regulatory Commission to regulate the activities of non-bank finance companies, including Eastern Air Finance Company, and the internal policies of the Company further monitor and safeguard the Group’s deposits in the Eastern Air Finance Entities. The Company is not restricted under the Financial Services Renewal Agreement to approach, and in fact may choose, any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. Having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cash flow position. In addition, it is also expected that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party financial institutions.

Accordingly,

(a)	With regard to the transactions relating to the provision of loan and financing services and “other financial services” under the Financial Services Renewal Agreement, the Directors (including the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

(b)	With regard to the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement, the Directors (excluding, at present, the independent non-executive Directors) believe that the relevant transactions are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole. As such transactions will be subject to Independent Shareholders’ approval at the EGM, the independent non-executive Directors have established the Independent Board Committee to advise the Independent Shareholders in respect of such transactions.

LETTER FROM THE BOARD

2.4	Historical figures

The historical maximum daily outstanding balance of the deposit services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB5,151,900,000 and RMB3,869,390,000 respectively. The historical maximum daily outstanding balance of the loan and financing services provided by the Eastern Air Finance Entities to the Group in respect of the Existing Financial Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB700,000,000 and RMB1,000,000,000 respectively. In respect of the provision of the “other financial services” under the Existing Financial Services Agreement, the fees and charges paid for such transactions for each of the two financial years ended 31 December 2014 and 2015 are minimal. Accordingly, pursuant to Rule 14A.76, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements.

2.5	Annual caps

The annual cap for deposit services pursuant to the Existing Financial Services Agreement for the financial year ending 31 December 2016 is RMB7,000,000,000. This cap has not been exceeded as at the Latest Practicable Date and is not expected to be exceeded before 31 December 2016.

The proposed Annual Caps for deposit services pursuant to the Financial Services Renewal Agreement are mainly based on the fact that: (i) the Group’s cash flow and cash needs are expected to continue increasing as a result of the anticipated growth and expansion of the fleet size of the Group; (ii) considering the Group’s increased use of financing instruments, such as super short-term commercial paper, medium-term notes and bonds, it is expected that following the continuous expansion of scale of financing of the Group in the following three years, there will be an increase in cash flow and thus an increase in the demand for deposits in the short-term and (iii) in order to improve capital efficiency, the Group has further strengthened the centralized management of its funds, which results in an increase in cash flow of the Group. With the growing business scale of the Company, continuous enhancement of its capital management capability and further strengthening of its efforts in centralized capital management, the demand for deposits will increase.

The Group intends to centralise capital management through the Eastern Air Finance Entities in order to improve the Group’s capital efficiency.

The PRC economy and the domestic and overseas air transportation market are anticipated to continue to grow in the near future. Accordingly, it is expected that the volume of the Group’s cash flow and cash needs will increase.

Having considered the historical figures and taking account of the circumstances mentioned above, the maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement are not expected to exceed RMB10,000,000,000, RMB11,500,000,000 and RMB13,000,000,000 for each of the three financial years ending 31 December 2017, 2018 and 2019, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

LETTER FROM THE BOARD

The Directors believe that these proposed annual caps will be able to provide the Group with sufficient flexibility for its expected financial arrangements with the Eastern Air Finance Entities in the future.

2.6	Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including Eastern Air Finance Company and CES Finance) is therefore a connected person of the Company.

In respect of the provision of deposit services under the Financial Services Renewal Agreement, the relevant percentage ratios applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions together with the Annual Caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% but be less than 25%, they also constitute discloseable transactions pursuant to the Listing Rules and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

In respect of the provision of loan and financing services under the Financial Services Renewal Agreement, since the services are being provided by the Eastern Air Finance Entities to the Group at interest rates not higher than the relevant rates set by the People’s Bank of China and negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions, the transaction involves provision of financial assistance by the Eastern Air Finance Entities for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group is granted in respect of the financial assistance. This part of the transaction is therefore exempt from the reporting, announcement, annual review and Independent Shareholders’ approval requirements, by virtue of Rule 14A.90 of the Listing Rules.

However, with respect to the provision of loan and financing services, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to Independent Shareholders’ approval at the EGM.

In respect of the provision of the “other financial services” under the Financial Services Renewal Agreement, the relevant services provided by the Eastern Air Finance Entities and the CES Finance Entities for each of the two financial years ended 31 December 2014 and 2015 are minimal and any future transactions that may take place between the Group (on the one hand) and the Eastern Air Finance Entities or the CES Finance Entities (on the other hand) in respect of such services is expected to be minimal. Accordingly, pursuant to Rule 14A.76, such transactions are exempt from all reporting, announcement, annual review and Independent Shareholders’ approval requirements. Should the actual transaction amount exceeds the de minimis threshold in future, the Company will comply with the applicable connected transaction regulatory requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

3.	CATERING SERVICES RENEWAL AGREEMENT

Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 14 to 16 of the Company’s announcement dated 30 August 2013 and the Company’s circular dated 25 September 2013 for the background and history of the Existing Catering Services Agreement.

On 30 August 2016, the Company entered into an agreement relating to the renewal of the Existing Catering Services Agreement with Eastern Air Catering Company, pursuant to which Eastern Air Catering Company and its subsidiaries (each an “Eastern Air Catering Entity” and collectively the “Eastern Air Catering Entities”) will from time to time provide the Group with catering services (including the supply of meals and beverages, cutlery and tableware) and related storage and complementary services required in the day-to-day airline and ground operation of the Group. The Eastern Air Catering Entities provide their services in accordance with the specifications and schedules as from time to time specified by the relevant member(s) of the Group to accommodate its operation needs (the “Catering Services Renewal Agreement”).

3.1	Term

The Catering Services Renewal Agreement will be effective for a term of 3 years, commencing from 1 January 2017 to 31 December 2019.

With effect from 1 January 2017, the Existing Catering Services Agreement will be terminated.

3.2	Pricing

Under the Catering Services Renewal Agreement, the service fees payable by the Company for the services provided shall be based on prevailing market rates available from independent third-party service providers under comparable conditions. Such service fees shall be determined based on arm’s length negotiations after considering factors such as costs of raw materials and labour, and shall be no less favourable than those offered by the respective Eastern Air Catering Entity to independent third parties. Such service fees are payable monthly in arrears in accordance with the particular circumstances of utilisation of the services, within 90 days of the receipt of invoices issued by the respective Eastern Air Catering Entity. The Company will designate departments or officials to be responsible for checking the price and terms offered by independent third parties for the same type of in-flight catering services (in general, through emails, fax or telephone consultation with at least two independent third parties providing the relevant services).

LETTER FROM THE BOARD

3.3	Reasons for and benefits of the transaction

Each Eastern Air Catering Entity is a company specialised in the provision of catering and related services for airline companies, and has local operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei and Shanghai, covering the focal operating areas of the Group’s airlines and aviation business. The Eastern Air Catering Entities have been providing catering services to the Group and have a good understanding of the Group’s culture and operation. The Eastern Air Catering Entities, through their operating centres, will therefore be able to provide fast and high-quality catering services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day airline and ground operation needs, and to, for example, cater for its different flight schedules (including regular, chartered and temporary flights). Further, the various operating centres of the Eastern Air Catering Entities are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services.

Accordingly, the Directors (including the independent non-executive Directors) believe that the transactions under the Catering Services Renewal Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

3.4	Historical figures

The historical figures of the total service fees paid by the Group in respect of the Existing Catering Services Agreement for each of the two financial years ended 31 December 2014 and 2015 are approximately RMB851,140,000 and RMB1,127,190,000 respectively.

3.5	Annual caps

Based on factors such as the historical figures, the expected expansion and development of the Group’s business and fleet structure, increase in flights, travellers and demand for in-flight catering services, increase in the number of ground VIP lounges and increase in the quality of in-flight and ground catering services, the total amounts of service fees payable by the Company to the Eastern Air Catering Entities under the Catering Services Renewal Agreement for the three financial years ending 31 December 2017, 2018 and 2019 are not expected to exceed RMB1,450,000,000, RMB1,650,000,000 and RMB1,900,000,000 respectively, taking into account the anticipated gradual and organic growth of the Group’s business over these years.

3.6	Listing Rules implications

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including Eastern Air Catering Company) is therefore a connected person of the Company.

LETTER FROM THE BOARD

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions under the Catering Services Renewal Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

However, pursuant to the relevant provisions of the Shanghai Listing Rules, such transactions will be subject to Independent Shareholders’ approval at the EGM.

4.	GENERAL

The Company is principally engaged in the business of civil aviation.

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including Eastern Air Finance Company, CES Finance and Eastern Air Catering Company) is therefore a connected person of the Company.

Mr. Liu Shaoyong (a Director and chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of senior management of CEA Holding, which may be regarded as having a material interest in the Renewed Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened for the purpose of approving the Renewed Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Renewed Continuing Connected Transactions.

5.	EGM & RECOMMENDATION

5.1	EGM

Notice of EGM

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳) at 9:00 a.m. on Thursday, 27 October 2016 to approve, among other things, ordinary resolutions in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps. The notice of EGM and a proxy form for the EGM have been despatched on 9 September 2016 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com).

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 56.38% of the issued share capital of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps which will be taken on a poll as required under Rule 14A.36 of the Listing Rules. Pursuant to the relevant provisions of the Shanghai Listing Rules, CEA Holding and its associate(s) (if any) will also at the EGM abstain from voting on the ordinary resolutions approving: (i) the transactions relating to the loan and financing services under the Financial Services Renewal Agreement and (ii) the transactions under the Catering Services Renewal Agreement.

LETTER FROM THE BOARD

Closure of books

The H share register of members of the Company will be closed from Tuesday, 27 September 2016 to Thursday, 27 October 2016, both days inclusive, during which period no transfer of the H shares will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Monday, 26 September 2016.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

Registration procedures for attending the EGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (Next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Thursday, 6 October 2016 (if by facsimile) or between Thursday, 29 September 2016 to Thursday, 6 October 2016 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

LETTER FROM THE BOARD

Appointing proxies

(1)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar, not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

5.2	Recommendation

Based on the relevant information disclosed herein, the Directors are of the opinion that the terms of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps are on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 19 to 20 of this circular which contains its recommendation to the Independent Shareholders regarding the provision of deposit services under the Financial Services Renewal Agreement, and the letter of advice from the Independent Financial Adviser set out on pages 21 to 30 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement.

LETTER FROM THE BOARD

5.3	Voting

As CEA Holding is the controlling shareholder of the Company holding directly and indirectly approximately 56.38% of the Company’s issued share capital as at the Latest Practicable Date, each member of the CEA Holding Group (including Eastern Air Finance Company, CES Finance and Eastern Air Catering Company) is therefore a connected person of the Company. As such, CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

6.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

21 September 2016

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

AND

DISCLOSEABLE TRANSACTION

We refer to the circular dated 21 September 2016 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement (the “Relevant Transaction”) and the associated Annual Caps, details of which are set out in the letter from the Board contained in the Circular. None of us has any material interest in the Relevant Transaction.

Since CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including Eastern Air Finance Company and CES Finance) is therefore a connected person of the Company. In respect of the Relevant Transaction, the relevant percentage ratios applicable to such transactions for the purpose of Chapter 14A of the Listing Rules is expected or likely to exceed 5% on an annual basis in the on-going performance of the agreement. The Relevant Transaction together with the Annual Caps therefore are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Listing Rules. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% but be less than 25%, they also constitute discloseable transactions pursuant to the Listing Rules and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules.

Octal Capital has been appointed as the Independent Financial Adviser to advise us and you on the fairness and reasonableness of the Relevant Transaction and the Annual Caps. We wish to draw your attention to the letter from Octal Capital set out on pages 21 to 30 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We have discussed with the management of the Company in relation to the Relevant Transaction and the associated Annual Caps, and the basis upon which the terms of the Relevant Transaction have been determined and the respective associated annual caps calculated. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Relevant Transaction and the associated Annual Caps.

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Relevant Transaction and the associated Annual Caps are on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolutions to be proposed at the EGM in respect of the Relevant Transaction and the associated Annual Caps.

Yours faithfully,
Li Ruoshan
Ma Weihua
Shao Ruiqing
Cai Hong Ping
Independent Board Committee

LETTER FROM OCTAL CAPITAL

The following is the text of the letter of advice dated 21 September 2016 from Octal Capital to the Independent Board Committee and the Independent Shareholders in respect of the provision of deposit services under the Financial Services Renewal Agreement and the associated Annual Caps prepared for the purposes of Chapter 14A of the Listing Rules and for incorporation into this circular:

Octal Capital Limited
802-805, 8th Floor, Nan Fung Tower
88 Connaught Road Central
Hong Kong

21 September 2016

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser of the Company to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Non-Exempt Continuing Connected Transactions (as defined below in this letter) contemplated under the Financial Services Renewal Agreement and the respective annual caps thereof, and whether such Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole. Details of the Non-Exempt Continuing Connected Transactions are set out in the letter from the Board (the “Letter from the Board”) in the circular of the Company dated 21 September 2016 to the Shareholders (the “Circular”), of which this letter forms part. Capitalized terms used in this letter shall have the same meaning as those defined in the Circular unless the context otherwise requires.

As disclosed in the Company’s circular dated 25 September 2013, the Existing Financial Services Agreement entered into between the Company and Eastern Air Finance Company shall expire on 31 December 2016. In order to better manage the Existing Continuing Connected Transactions and to regulate the continuing business relationships between the Group and the CEA Holding Group, the Company entered into, the Financial Services Renewal Agreement with Eastern Air Finance Company and CES Finance, respectively on 30 August 2016. Subject to approval being obtained from the Independent Shareholders at the EGM in respect of the provision of deposit services under the Financial Services Renewal Agreement, the Financial Services Renewal Agreement will be effective for a term of 3 years commencing from 1 January 2017 to 31 December 2019.

Pursuant to the Financial Services Renewal Agreement, the Eastern Air Finance Entities and the CES Finance Entities will from time to time provide the Group with a range of financial services including:

(i)	deposit services by the Eastern Air Finance Entities;

(ii)	loan and financing services by the Eastern Air Finance Entities; and

LETTER FROM OCTAL CAPITAL

(iii)	other financial services such as: (a) the provision of trust loans, financial guarantees and credit references by the Eastern Air Finance Entities; and (b) broker services for future products (e.g. crude oil, foreign exchange and national debt) by the CES Finance Entities (the scope of “other financial services” is not limited and different services may be provided to the Group as and when they are needed).

As stated in the Letter from the Board, Eastern Air Finance Company is directly interested as to approximately 56.38% respectively by, and is thus associate of, CEA Holding, whilst CES Finance is a wholly-owned subsidiary of CEA Holding. Since CEA Holding is the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the Latest Practicable Date, each of Eastern Air Finance Company, CES Finance is a connected person of the Company.

In respect of the provision of deposit services under the Financial Services Renewal Agreement set out above, as the relevant applicable percentage ratio(s) set out in the Listing Rules in respect of such transactions is/are expected to exceed 5% on an annual basis in the on-going performance of the agreement. Such transactions constitute non-exempt continuing connected transactions of the Company under the Listing Rules (collectively the “Non-Exempt Continuing Connected Transactions”) which together with the respective associated annual caps will be subject to approval by the Independent Shareholders at the EGM. Furthermore, as the relevant applicable percentage ratios set out in the Listing Rules in respect of such transactions are expected to exceed 5% but be less than 25%, they also constitute discloseable transactions pursuant to the Listing Rules and are accordingly subject to the notification and announcement requirements under Chapter 14 of the Listing Rules. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolutions approving the transactions relating to the provision of deposit services contemplated under the Financial Services Renewal Agreement and the associated annual caps.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hong Ping has been established to advise the Independent Shareholders in respect of the Non-Exempt Continuing Connected Transactions and their respective associated annual caps.

We, Octal Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions in this regard. We are not connected with the directors, chief executive and substantial shareholders of the Company or Eastern Air Finance Company or CES Finance or CEA Holding or any of their respective subsidiaries or their respective associates and do not have any shareholding, directly or indirectly, in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group as at the Latest Practicable Date and therefore is considered suitable to give independent advice to the Independent Shareholders. During the last two years, we were engaged by the Company as the independent financial adviser in respect of a continuing connected transaction in relation to aircraft finance lease (details can be referred to the circular of the Company dated 20 May 2016) and a major and connected transaction in relation to aircraft finance lease (details can be referred to the circular of the Company dated 26 May 2015). Under such appointments, we were required to express our opinion on and give recommendations to the Independent Board Committee and the Shareholders in respect of the two transactions. Apart from normal professional fees payable to us in connection with this and the previous appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or Eastern Air Finance Company or CES Finance or CEA Holding or any of its subsidiaries or their respective associates.

LETTER FROM OCTAL CAPITAL

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular as provided by the management of the Company were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Non-exempt Continuing Connected Transactions including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the management of the Company respectively in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company or Eastern Air Finance Company or CES Finance or CEA Holding or any of its subsidiaries or associates or future prospects of the Group, nor have we carried out any independent verification of the information supplied to us.

THE CONTINUING CONNECTED TRANSACTIONS

Principal factors and reasons considered

In arriving at our opinion on the fairness and reasonableness of the terms of the Non-Exempt Continuing Connected Transactions and the respective proposed annual caps thereof, and whether such Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole, we have taken the following factors and reasons into consideration:

(1)	The principal business of the Group

The Company is principally engaged in the business of civil aviation. The Group’s operations of civil aviation include the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

LETTER FROM OCTAL CAPITAL

(2)	Deposit services contemplated under the Financial Services Renewal Agreement

(i)	Principal business of Eastern Air Finance Company

As disclosed in the Letter from the Board, Eastern Air Finance Company is a non-bank finance company approved and regulated by the relevant PRC regulatory authorities including the People’s Bank of China (“PBOC”) and the China Banking Regulatory Commission (“CBRC”).

(ii)	Reasons for and benefits of the transactions

We note that the deposit services to be provided by the Eastern Air Finance Entities under the Financial Services Renewal Agreement will be subject to substantially the same terms as those under the Existing Financial Services Agreement. Under the Financial Services Renewal Agreement, the Group will receive interest on its moneys deposited with the respective Eastern Air Finance Entities at rates not lower, and thus no less favourable, than the relevant rates set by the PBOC for similar deposits. Furthermore, as disclosed in the Letter from the Board, the Company is not restricted under the Financial Services Renewal Agreement to approach and may choose any bank or financial institution to satisfy its financial service needs. Its criteria in making the choice could be made on costs and quality of services. Therefore, the Group may, but is not obliged to, continue to use the Eastern Air Finance Entities’ services if the service quality provided is competitive. As set out in the Letter from the Board, having such flexibility afforded under the Financial Services Renewal Agreement, the Group is able to better manage its current capital and cash flow position. It is also expected by the Group that the Eastern Air Finance Entities will provide more efficient settlement service to the Group, as compared to independent third-party banks. Accordingly, the Directors believe that entering into the transactions relating to the provision of deposit services under the Financial Services Renewal Agreement is in the interests of the Shareholders.

We understand from the Company that Eastern Air Finance Company has been providing services to the Group since the establishment of Eastern Air Finance Company in 1995. As advised by the Company, due to the long term business relationship between the Group and Eastern Air Finance Company, Eastern Air Finance Company has a good understanding of the Group’s settlement procedures and has established convenient communication channels, which would facilitate Eastern Air Finance Company’s provision of more efficient settlement services to the Group as compared to independent third-party banks.

We understand from the Company that its criteria in making the choice between the Eastern Air Finance Entities and other third-party banks or financial institutions for deposit services would normally include the interest rates offered. As stated in the Letter from the Board, the relevant Eastern Air Finance Entity will inform the Company’s finance department the relevant rates set by the PBOC for similar services and provide the Company with the cap value of the interest rate stipulated by the government when the Group’s deposits are being placed in the Eastern Air Finance Entity, which rates shall be independently verified by the Company. In addition, the Company will consider the quality of services provided by the Eastern Air Finance Entities and other third party banks or financial institutions in making its choice of service providers. Based on the above, we consider that the mechanism of the Company in choosing between Eastern Air Finance Company and other third party banks or financial institutions for deposit services to be acceptable. In view of the long term business relationship between the Group and Eastern Air Finance Company, the more efficient settlement services that may be offered by the Eastern Air Finance Entities and the Group’s right to choose appropriate banks or financial institutions for the deposit services at its discretion, we consider that the entering into of the Financial Services Renewal Agreement would provide the Group with the flexibility to continue to obtain deposit services from the Eastern Air Finance Entities in the Group’s ordinary and usual course of business, and is in the interests of the Company and the Shareholders as a whole.

LETTER FROM OCTAL CAPITAL

(iii)	Risk management control measures on the deposits placed with the Eastern Air Finance Entities

We were advised by the management of the Company that the Company has continued to adopt “中國東方航空股份有限公司與東航集團財務有限責任公司關聯交易的風險控制制度” (Risk Control Measures governing the Connected Transactions between China Eastern Airlines Corporation Limited and Eastern Air Group Finance Company Limited*, the “Risk Control Measures”) since 30 October 2012 in order to strengthen the Company’s risk management of the connected transactions between the Company and Eastern Air Finance Company, of which the deposit services form part. Pursuant to the Risk Control Measures (details of which were set out in the Company’s announcement dated 30 October 2012), the Company will, among others, (i) obtain the financial reports of Eastern Air Finance Company on a regular basis to assess the risks of the Company’s deposits placed with Eastern Air Finance Company; and (ii) obtain an understanding of the operational and financial conditions of the Eastern Air Finance Company regularly to monitor whether Eastern Air Finance Company is in breach of the requirements under《企業集團財務公司管理辦法》(Measures for the Administration of Finance Companies of Enterprise Groups*, “Finance Companies Administration Measures”) issued by the CBRC on 27 July 2004 and amended on 28 December 2006. In the event that the asset-liability ratio of Eastern Air Finance Company falls below the threshold stipulated by the Finance Companies Administration Measures, no deposits can be placed by the Group with Eastern Air Finance Company.

Under the Risk Control Measures, the Company may withdraw the whole or part of its deposits placed with Eastern Air Finance Company at any time to ascertain the safety and liquidity of such deposits.

We note that Eastern Air Finance Company is a non-bank finance company regulated by the CBRC and the PBOC, and a regulatory framework is in place to monitor the operations of Eastern Air Finance Company. Moreover, the Company has adopted the Risk Control Measures in safeguarding its deposit with Eastern Air Finance Company. As advised by the Company, no irregularity has been identified by the Group during the implementation of the Risk Control Measures. We have discussed with the Company the steps taken to implement the Risk Control Measures. We understand from the Company that a person of its finance department has been designated to review the financial reports of Eastern Air Finance Company and assess the operational and financial conditions of Eastern Air Finance Company. As part of the Risk Control Measures, the Company has obtained the audited financial statements of Eastern Air Finance Company for the year ended 31 December 2015 for review and has confirmed to us that no irregularity would lead us to cast doubt on the proper implementation of the Risk Control Measures by the Company. In view of the above, we consider that there are measures in place to monitor the Group’s deposits maintained with the Eastern Air Finance Entities.

LETTER FROM OCTAL CAPITAL

(iv)	Pricing and payment terms of the deposit services

Pursuant to the Financial Services Renewal Agreement:

(a)	the respective Eastern Air Finance Entities shall accept deposits from the Group at interest rates not lower, and thus no less favourable, than the relevant rates set by the People’s Bank of China which are available on the website of the People’s Bank of China. The interest rates shall be negotiated on arm’s length basis and determined by market principles and by reference to the interest rates set by independent third-party financial institutions;

(b)	The maximum balance of the Group’s deposits in the Eastern Air Finance Entities shall not be more than the maximum outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group; and

(c)	The average daily balance of the Group’s deposits in the Eastern Air Finance Entities in each financial year shall not be more than the average daily outstanding balance of loans (including other financial crediting services) provided by the Eastern Air Finance Entities to the Group in that particular financial year.

We have reviewed the quotation of the interest rates obtained by the Company from 15 third party banks and we noted that the interest rates offered by the relevant Eastern Air Finance Entities are comparable to the relevant rates set by the PBOC for similar deposits at the relevant time throughout the two years ended 31 December 2014, 2015 and the six months ended 30 June 2016, which are publicly available on the website of the PBOC. Based on the information published on the respective websites of 15 third-party banks, we noted that the interest rates offered by the relevant Eastern Air Finance Entities as mentioned above are no less favourable than the relevant interest rates of these 15 third-party banks for similar deposits. Moreover, as stated in the Letter from the Board, the interests on deposits with the Eastern Air Finance Entities are payable on a quarterly basis and the payment terms are in line with market practice. We note that, according to “中國人民銀行關於人民幣存貸款計結息問題的通知” (Notice in relation to determination of interests on loans and deposits denominated in RMB by the PBOC*) published by the PBOC on 27 May 2005, accrued interest on deposits denominated in RMB are to be settled on a quarterly basis by banks. Based on the above, we are of the view that the pricing and payment terms of the deposits services provided by the Eastern Air Finance Entities are on normal commercial terms and are fair and reasonable.

LETTER FROM OCTAL CAPITAL

We note that the finance department of the Company will designate a person who is specifically responsible to monitor the relevant rates set by the PBOC for similar deposits and the policy promulgated by the PBOC to ensure that each deposit transaction is conducted in accordance with the pricing policy above under the Financial Services Renewal Agreement.

In respect of the pricing policies relating to the outstanding deposit and loan balances as set out above, when assessing the compliance with the pricing policy pursuant to the Financial Services Renewal Agreement, the “maximum deposits balance” refers to the upper threshold limit in respect of the Group’s deposits in the Eastern Air Finance Entities for each financial year; and the “maximum outstanding loans balance” refers to the upper threshold limit in respect of the loan services received by the Group for each financial year. As advised by the management of the Company that, in practice, the actual outstanding balance of the Group’s deposits in the Eastern Air Finance Entities may exceed the actual outstanding loan balance provided by the Eastern Air Finance Entities. In order to ensure that such amounts will not exceed the corresponding upper threshold limit (being the “maximum deposits balance” and the “maximum outstanding loans balance”) as set out in the Financial Services Renewal Agreement, we noted that the finance department of the Company will from time to time monitor the actual balance amount in respect of the deposit and loan services.

Taking into account the above measures taken by the Company and our review of the interest rates offered by the relevant Eastern Air Finance Entities to the Group, which are no less favourable than the relevant rates set by the PBOC for similar deposits, as described above, we have not identified any major factor which would lead us to cast doubt on the effectiveness of the Company’s measures to ensure that each deposit transaction is conducted in accordance with the pricing policy under the Financial Services Renewal Agreement and on normal commercial terms.

(v)	Proposed annual caps

As set out in the Letter from the Board, the historical maximum daily outstanding balance of the deposit services provided to the Group in respect of the Existing Financial Services Agreement for each of the two years ended 31 December 2014 and 2015 were approximately RMB5,151,900,000 and RMB3,869,390,000 respectively, representing approximately 85.87% and 59.53% of the approved annual caps for deposits of RMB6,000,000,000 and RMB6,500,000,000 under the Existing Financial Services Agreement for each of the two years ended 31 December 2014 and 2015. The percentage is relatively lower for 2015 due to aircrafts purchasing activities involving 80 new aircrafts disclosed in the annual report for the year ended 31 December 2015. The aircrafts purchasing activities cause an increase of investing cash outflow of RMB4.7 billion from RMB20 billion to RMB24.7 billion while the cash inflow from financing activities remains the same at RMB11.08 billion according to the annual report for the year ended 31 December 2015.The approved annual cap for deposits pursuant to the Existing Financial Services Agreement for the financial year ending 31 December 2016 is RMB7,000,000,000. As stated in the Letter from the Board, this cap has not been exceeded as at the Latest Practicable Date and is not expected to be exceeded before 31 December 2016.

LETTER FROM OCTAL CAPITAL

The maximum daily outstanding balance of deposits as contemplated under the Financial Services Renewal Agreement is not expected by the Company to exceed RMB10,000,000,000, RMB11,500,000,000 and RMB13,000,000,000 for each of the three years ending 31 December 2017, 2018 and 2019 respectively. As set out in the Letter from the Board, the proposed annual caps for deposits pursuant to the Financial Services Renewal Agreement are mainly based on the facts that: (a) the Group’s cash flow and cash needs are expected to increase as a result of the anticipated business growth and expansion such as aircrafts purchasing of the Group due to the continuous development of the domestic economy and the air transportation market; (b) in order to improve capital efficiency, the Group has further strengthened the centralised management of its funds and have done a series of fund raising activities to manage the cash shortfall due to business operation, which results in an increase in cash flow during peak seasons and thus an increase in the demand for deposits; and (c) the balance from foreign exchange management and settlement of the Group through the Eastern Air Finance Entities may gradually increase as a result of the Eastern Air Finance Entities becoming the pilot platform for State Administration Foreign Exchange (“SAFE”) to operate centralised foreign exchange for headquarters of multi-national companies.

We understand from the Company that the significant increase in the proposed maximum daily outstanding balance of deposits in 2017 of 42.86% as compared to the approved annual cap for deposits of RMB7,000,000,000 in 2016 is mainly attributable to the Group’s intention to centralise capital management in order to improve the overall capital efficiency of the Group. Specifically, the Company anticipated that the deposit balance of accounts maintained with the Eastern Air Finance Entities by a number of the Company’s subsidiaries may increase in 2017 onwards. The Company further advised that several of its subsidiaries plan to open and maintain new accounts with the Eastern Air Finance Entities due to their respective business and operational needs, resulting in a potential increase in the Group’s maximum deposit balances with the Eastern Air Finance Entities in the three years ending 31 December 2019. In addition, we note that during the financial year ending 31 December 2016, the Group issued (i) super-short-term commercial papers in the range of RMB15 billion to RMB50 billion; (ii) medium term notes due 2019 in the principal amount of RMB45 billion and (iii) medium term note due 2021 in the principal amount of RMB40 billion, which will result in an increase in cash inflow of the Group and as advised by the management of the Company, it is expected that the Company will continue to expand its financing scale in the coming years. Based on the above, we consider that the proposed maximum daily outstanding balance of deposits in 2017 of RMB10,000,000,000 as compared to the approved annual cap for deposits in 2016 of RMB7,000,000,000, representing an increase of RMB3,000,000,000 is reasonable.

LETTER FROM OCTAL CAPITAL

We have been also advised by the Company that as a result of Eastern Air Finance Company becoming the pilot platform for SAFE to operate centralised foreign exchange for headquarters of multi-national companies, the Company expects the balance from foreign exchange management and settlement may gradually increase since more foreign currency transactions in respect of the Group’s business operations are expected to be carried out via the Eastern Air Finance Entities. Accordingly, it is expected that there may be an increase in the daily outstanding balance of deposits placed with the Eastern Air Finance Entities during the three years ending 31 December 2016. Furthermore, as advised by the Company, it is anticipated that the business growth of the Group brought by the continuous growth in economy and the development of air transportation in the PRC may result in an increase in the volume of the Group’s cash flows, and hence the demand for deposit services may increase. According to the National Bureau of Statistics of the PRC, the gross domestic product (“GDP”) of the PRC grew at a rate of 7.4% and 6.9% for the year 2014 and 2015 respectively. Meanwhile, the official GDP growth target for 2016 is set at 7% according to “2016 年國務院政府工作報告” (2016 Work Report of the State Council of the PRC*) presented at the Fourth Session of the Twelfth National People’s Congress on 5 March 2016. Moreover, according to “中國民用航空發展第十二個五年規劃” (Twelve Five Year Plan for the Development of the Civil Aviation in China*) published by Civil Aviation Administration of China (中國民用航空局) in April 2011, the annualized growth targets for passenger transportation and freight transportation are set at 11% and 10% respectively from year 2010 to 2015. Furthermore, according to “中國十三五規劃” (China’s 13th Five Year Plan), as China’s economy will keep the medium-fast pace sustainable growth, the demand of aircraft services will keep increasing, which will result in a rapid growth for the industry. According to the annual report for the year ended December 31 2014 and 2015, the Company’s passenger traffic volume were 127,750 million and 146,342 million passenger-kilometres, representing a year-on-year increase of 6.1% and 14.55%. The Company’s passengers revenues for the year ended December 31 2014 and 2015 were RMB75,261 million and RMB78,585 million, representing a year-on-year increase of 3.2% and 4.4%. We note that the proposed annual cap amounts for deposits under the Financial Services Renewal Agreement for the two years ending 31 December 2019 will increase by approximately 15% and 13% respectively over that of the previous year. Taking into account the anticipated growth of the PRC economy and the air transportation market as described above, we consider that such growth rates in the proposed cap amounts are reasonable.

Based on the above, we are of the view that the basis adopted to determine the proposed maximum daily outstanding balance in respect of the deposit services contemplated under the Financial Services Renewal Agreement for the three years ending 31 December 2017, 2018 and 2019 is fair and reasonable.

LETTER FROM OCTAL CAPITAL

RECOMMENDATION

Having considered the above principal factors and reasons, we concur with the Directors’ view that (i) the Non-Exempt Continuing Connected Transactions are carried out in the ordinary and usual course of business of the Group; (ii) the terms of the Non-Exempt Continuing Connected Transactions are on normal commercial terms, and are fair and reasonable so far as the Independent Shareholders are concerned; (iii) the Non-Exempt Continuing Connected Transactions are in the interests of the Company and the Shareholders as a whole; and (iv) the basis of determining the proposed annual caps of the Non-Exempt Continuing Connected Transactions are fair and reasonable. Accordingly, we would recommend the Independent Shareholders, and advise the Independent Board Committee to recommend to the Independent Shareholders, to vote in favour of the Non-Exempt Continuing Connected Transactions and the respective proposed annual caps thereof at the EGM.

Yours faithfully,
For and on behalf of
Octal Capital Limited
Alan Fung	Louis Chan
Managing Director	Director

Note:	Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 22 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 15 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity in
		shares held	which the
		– Personal	A shares
Name	Position	interest	were held

Liu Shaoyong	Chairman and Authorised Representative	0	–
Ma Xulun	Vice Chairman, President	0	–
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Li Yangmin	Director, Vice President	3,960	Beneficial owner
		A shares
		(Note 1)
Tang Bing	Director, Vice President	0	–
Tian Liuwen	Director, Vice President	0	–
Li Ruoshan	Independent non-executive Director	0	–
Ma Weihua	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Cai Hong Ping	Independent non-executive Director	0	–
Xi Sheng	Chairman of the Supervisory Committee	0	–
Ba Shengji	Supervisor	0	–
Hu Jidong	Supervisor	0	–
Jia Shaojun	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–

APPENDIX	GENERAL INFORMATION

		Number of	Capacity in
		shares held	which the
		– Personal	A shares
Name	Position	interest	were held

Wu Yongliang	Vice President, Chief Financial Officer	3,696	Beneficial owner
		A shares
		(Note 2)
Feng Liang	Vice President	0	–
Sun Youwen	Vice President	62,731	Beneficial owner
		A shares
		(Note 3)
Wang Jian	Board Secretary, Company Secretary	0	–
	and Authorised Representative

Note 1:	representing approximately 0.000027% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:	representing approximately 0.000026% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:	representing approximately 0.00043% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director), Mr. Xi Sheng (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Ba Shengji (a supervisor of the Company) and Mr. Jia Shaojun (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

EXPERT STATEMENT

This circular includes statement(s) made by the following expert:

Name	Qualification

Octal Capital Limited	a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Octal Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

As at the Latest Practicable Date, Octal Capital did not have any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, Octal Capital was not beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this circular, which is significant in relation to the business of the Group.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular:

(1)	the Financial Services Renewal Agreement; and

(2)	the Catering Services Renewal Agreement.

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